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Exhibit 21.1

List of Subsidiaries of Lone Pine Resources Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Wiser Oil Delaware, LLC	Delaware
Wiser Delaware LLC	Delaware
Lone Pine Resources Canada Ltd.	Alberta
Lone Pine Resources (Holdings) Inc.	Alberta

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  Exhibit 21.1
List of Subsidiaries of Lone Pine Resources Inc.